ANNUAL AUDITED REPORT
FORM x-17a-5
PART III



02006462

TATES
ANGE COMMISSION
.C. 20549

RECEIVED FEB 2 8 2002

BB 3/4

SEC FILE NUMBER
8-36772

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McCarthy & Co.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 South 103rd Street, One Pacific Place, Suite 450
(No. and Street)

Omaha (City) Nebraska (State) 68124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Margaret L. Doyle 402-393-1300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1620 Dodge Street, Suite 2000 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret L. Doyle swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCarthy & Co., as of December 31, 2001, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name Margaret L. Doyle

Title Chief Financial Officer
McCarthy Group, Inc.


GENERAL NOTARY-State of Nebraska
KIMBERLY CERNY
My Comm. Exp. July 4, 2003

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MCCARTHY & CO.

**Financial Statements for the
Year Ended December 31, 2001
and Supplemental Schedule and
Supplemental Report on Internal Control
for the Year Ended December 31, 2001
and Independent Auditors' Report**

Deloitte & Touche LLP
Suite 2000
1620 Dodge Street
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 346-0711
(402) 344-0372
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McCarthy & Co.

We have audited the accompanying financial statements of McCarthy & Co. (a wholly owned subsidiary of McCarthy Group, Inc.) for the year ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
FINANCIAL STATEMENTS:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-11

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of McCarthy & Co. at December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of McCarthy and Co. as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
SUPPLEMENTAL SCHEDULE:	
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	12

This schedule is the responsibility of management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Omaha, Nebraska
February 18, 2002

MCCARTHY & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$3,244,975
Receivables from customers and affiliated companies	1,264,596
Advances to employees	268,796
Nonmarketable equity securities owned, at estimated fair value	567,800
Fixed assets (net of accumulated depreciation of $17,155)	70,806
Prepaid expenses	1,948
Deferred income taxes	503,311
Total assets	$5,922,232

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 8,193
Accrued expenses	382,002
Deferred revenue	12,500
Income taxes payable	65,990
Deferred compensation	2,486,982
Total liabilities	2,955,667
Commitments	
Stockholder's equity:	
Common stock, $1 par value, authorized 10,000 shares; 100 shares issued and outstanding	100
Additional paid-in capital	1,200,000
Retained earnings	1,766,465
Total stockholder's equity	2,966,565
Total liabilities and stockholder's equity	$5,922,232

See accompanying notes to financial statements.

MCCARTHY & CO.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

Revenues:	
Investment banking revenue	$1,751,509
Retainer client advisory fees	843,973
Interest income	95,337
Unrealized depreciation of marketable equity securities	(12,421)
Total revenues	2,678,398
Expenses:	
Salaries, wages and related payroll taxes	1,525,477
General and administrative	412,571
Depreciation and amortization	26,645
Total expenses	1,964,693
Income before income taxes	713,705
Income tax expense	288,183
Net income	$ 425,522

See accompanying notes to financial statements.

MCCARTHY & CO.

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2001	$ 100	$ 700,000	$ 1,340,943	$ 2,041,043
Net income	-	-	425,522	425,522
Capital contribution	-	500,000	-	500,000
Balance at December 31, 2001	$ 100	$ 1,200,000	$ 1,766,465	$ 2,966,565

See accompanying notes to financial statements.

MCCARTHY & CO.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 425,522
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation and amortization	26,645
Provision for deferred compensation	146,026
Unrealized depreciation of marketable equity securities	12,421
Loss on disposal of fixed assets	1,095
Other	1,147
Changes in assets and liabilities:	
(Increase) decrease in:	
Receivables from customers	(1,134,297)
Advances to employees	(133,853)
Prepaid expenses	(784)
Deferred income taxes	222,193
Accounts payable	3,019
Accrued expenses	(320,263)
Deferred revenue	12,500
Income taxes payable	(321,550)
Total adjustments	(1,485,701)
Net cash flows from operating activities	(1,060,179)
Cash flows from investing activities:	
Purchases of fixed assets	(46,770)
Purchases of nonmarketable equity securities and warrants	(181,623)
Proceeds from sales of marketable and nonmarketable equity securities	750,415
Net cash flows from investing activities	522,022
Cash flows from financing activities:	
Proceeds from capital contribution	500,000
Net advances from affiliates for deferred compensation liability	569,402
Net cash flows from financing activities	1,069,402
Net increase in cash and cash equivalents	531,245
Cash and cash equivalents at beginning of year	2,713,730
Cash and cash equivalents at end of year	$3,244,975

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – McCarthy & Co. (the Company) is a wholly-owned subsidiary of McCarthy Group, Inc. (the parent company or MGI). Certain officers and directors of the parent company hold similar positions with the Company. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The registration is necessary for the Company to conduct its investment banking activities, which constitute a significant portion of the Company's revenues. The Company holds no customer accounts.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – For purposes of the statement of cash flows, the Company classifies as cash equivalents those highly liquid investments purchased with a maturity of three months or less.

Revenue Recognition – Investment banking revenue is recorded at the close of the transaction. Retainer client advisory fees are recognized on a straight-line basis over the term of the retainer engagement.

Investments in Affiliated Limited Partnerships – In August 2001, the Company exchanged its equity investments in its affiliated limited partnerships, LongView Growth & Income Limited Partnership and the LongView Small Cap Limited Partnership for equity interests of equal value in the McCarthy Fund (MGAMX). The fair value of the investments at the time of the exchange was $135,188 and $46,435, for LongView Growth & Income Limited Partnership and the LongView Small Cap Limited Partnership, respectively. In October 2001, the Company sold, at fair value, the investment in the McCarthy Fund (MGAMX) to McCarthy Group Asset Management, Inc. (MGAM), an affiliated company. The fair value of the investment at the time of the sale was $169,091.

Securities Transactions – Marketable securities are valued at quoted market value and securities not readily marketable are valued at estimated fair value as determined by the Board of Directors. The resulting difference between cost and market or fair value is included in revenues. Realized gains and losses are determined using the specific-identification method. Interest income is recognized as earned.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Fixed Assets – Fixed assets consist primarily of furniture and equipment recorded at cost less accumulated depreciation provided using the straight-line method over the estimated useful life of the asset.

Income Taxes – The Company is included in the consolidated tax return of its parent company. Income taxes are presented in the accompanying financial statements as if the Company files a separate income tax return.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Values of Financial Instruments – The carrying amounts approximate fair values for receivables and advances, accounts payable, and accrued expenses because of their short maturity.

Comprehensive Income – The Company has no sources of other comprehensive income and, as a result, the Company's comprehensive income for 2001 consists solely of its net income. Accordingly, a statement of comprehensive income has been omitted from the accompanying financial statements.

Subordinated Borrowings – Subordinated borrowings in the financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as no such liabilities existed at December 31, 2001 or during the year then ended.

2. RELATED PARTY TRANSACTIONS

In December 2001, the Company sold 78,702 common shares of Acceptance Insurance Companies, Inc. (Acceptance) at fair value to MGI for $399,701. A director of the Company serves as chairman and a director on Acceptance's board. The Company also provided consulting and investment banking services to Acceptance for revenues of $392,000. In addition to its direct ownership of Acceptance stock, the Company's 401(k) plan owns 4,080 common shares of Acceptance.

MGI owns an additional 1,715,838 shares of Acceptance common stock and 190,200 shares of 9% preferred stock of AICI Capital Trust, a Delaware business trust organized by Acceptance.

MGI owns common and preferred stock of Election System and Software, Inc. In 2001, the Company provided consulting and investment banking services for revenues of $360,000.

MGI owns stock appreciation rights of HDR, Inc. (HDR). An executive employee of the Company also serves on the board of directors of HDR. In 2001, the Company provided HDR consulting services for revenues of $125,000.

The Company assesses its affiliated companies, MGAM, HMG Realty Advisors, LLC (HMG), and MGI their ratable share of certain overhead and payroll expenses. At December 31, 2001, the Company's receivables include $537,772, $35,543 and $9,379 due from MGAM, HMG and MGI, respectively, related to those intercompany expense allocations. In 2001, the Company also provided investment banking services to MGI and MGAM and recorded revenues of $75,000 and $246,208, respectively.

Fulcrum Growth Partners, L.L.C. (Fulcrum), a 20% owned investee of MGI, owns a 12.3% common stock investment in Cabela's Incorporated. In 2001, the Company provided consulting services to Cabela's Incorporated on an annual retainer basis and realized revenues of $50,000.

Fulcrum owns a 31.78% equity investment in Landscapes Unlimited, LLC. In 2001, the Company provided consulting services to Landscapes and recorded revenues of $225,000.

3. NONMARKETABLE INVESTMENTS

At December 31, 2001, the Company owned six shares of Wellcom Group, Inc. common stock which is carried at estimated fair value of $25,500. The Company also owns 21,000 common shares of NASD Stock Market Inc. (NASD) and 19,300 warrants to purchase NASD common stock, the estimated fair value of which is $273,000 and $269,300, respectively.

4. INCOME TAXES

Income tax expense, which is entirely attributable to income from operations, consists of the following:

	Current	Deferred	Total
Federal	$52,550	$176,941	$229,491
State and local	13,440	45,252	58,692
	$65,990	$222,193	$288,183

Income tax expense attributable to income from operations for the year ended December 31, 2001 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from operations as a result of the following:

Computed "expected" tax expense	$242,660
Increase in taxes resulting from:	
State income taxes, net of federal income tax benefit	38,736
Nondeductible expenses	6,787
Income tax expense	$288,183

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2001 are presented below:

Deferred tax asset:	
Deferred compensation	$517,381
Gross deferred tax asset	517,381
Deferred tax liability - fixed assets	(14,070)
Net deferred tax asset	$503,311

No valuation allowance for deferred tax assets has been provided in the accompanying financial statements because management believes that future tax deductions that give rise to such deferred tax assets will reverse in periods when the Company has adequate taxable income to utilize those benefits.

6. PROFIT SHARING PLAN

The Company sponsors a contributory 401(k) profit sharing plan covering eligible employees. Participants may contribute up to 15% of their pay, subject to certain limitations. The Company contributes an amount equal to 3% of eligible pay of all participants plus a discretionary profit sharing contribution. During 2001, the Company recognized expense of $50,735 related to the 401(k) plan.

7. COMMITMENTS

Leases – Minimum future lease payments for office space are as follows:

2002	$213,341
2003	227,354
2004	238,323
2005	93,548
2006	3,329

The above minimum future lease payments are gross of allocations to the parent company and affiliates. During 2001, the Company incurred $114,506 of rent expense net of allocations to the parent company and affiliates.

8. DEFERRED COMPENSATION

In December 1999, the Company began participating in a nonqualified, nonfunded deferred compensation plan sponsored by the parent company for certain of its key management employees. Under the plan, an eligible employee may periodically elect to defer compensation. Upon termination of employment, participants may select a pay out period of lump sum, five, ten, or fifteen years. The employee has the option of having earnings accrue on the deferred compensation amounts using either a fixed income or a parent equity method of calculation. The benefit amount for a participant electing the fixed income method consists of the employee's deferred compensation plus interest earnings credited upon such deferral at a stated rate. The benefit amount for a participant electing the parent equity method shall be determined based upon the estimated fair market value of the parent company's common stock at date of termination. Effective January 1, 2002, the parent equity method was eliminated as an option for the plan participants.

The Company accrues for the cost of deferred compensation as services are rendered by the employee. In 2001, the Company deferred compensation expense relating to this plan was $146,026, which represents only employee deferrals. The increase in the value of phantom shares in the equity fund is recorded as an expense by the parent company. As of December 31, 2001, one of the Company's two participating employees elected the parent equity method of calculation and one elected the fixed income method of calculation. The Company's deferred compensation liability at December 31, 2001 includes $1,684,263 of deferred compensation liability for employees of the Company's affiliate, MGAM. MGAM reimbursed the Company for this amount in 1999, 2000 and 2001.

9. NET CAPITAL

Focus Report – The Company's stockholder's equity as reported in the accompanying financial statements differed from the financial statements filed by the Company on Form X-17a-5 Part II and IIA by $15,933. The difference results from an decrease in deferred income taxes of $252,105 and a decrease in income taxes payable of $236,172.

Net Capital Requirement – The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. Because the Company holds no customer accounts, Rule 15c3-1 requires the Company to maintain net capital the greater of $5,000 or as computed under the aggregate indebtedness method. At December 31, 2001, the Company's net capital was $579,435, which is $382,391 more than the regulatory net capital requirement of $197,044.

10. SUBSEQUENT EVENT

In January 2002, the Company transferred for cash the Deferred Compensation liability of $2,486,982 to MGI.

MCCARTHY & CO.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001

TOTAL STOCKHOLDER'S EQUITY	$ 2,966,565
DEDUCT NONALLOWABLE ASSETS:	
Receivables from customers and employees, net of allowable amounts	1,133,690
Nonmarketable equity securities	567,800
Prepaid expenses	1,948
Fixed assets, net	70,806
Deferred taxes	503,311
	2,277,555
Net capital before haircuts on securities positions	689,010
DEDUCT HAIRCUTS ON SECURITIES	59,955
TENTATIVE NET CAPITAL	629,055
UNDUE CONCENTRATION CHARGE	49,620
NET CAPITAL	$ 579,435
NET CAPITAL REQUIREMENT	$ 197,044
EXCESS NET CAPITAL	$ 382,391
AGGREGATE INDEBTEDNESS	$ 2,955,667
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	510 %

DIFFERENCES FROM FOCUS REPORT:

A reconciliation of the Company's computation of net capital included in Part II of Form X-17A-5 as of December 31, 2001 and as reported herein is as follows:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 452,838
Haircuts on securities	(59,955)
Undue concentration charge	(49,620)
Adjustment to decrease income taxes payable	236,172
NET CAPITAL	$ 579,435

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
McCarthy & Co.

In planning and performing our audit of the financial statements of McCarthy & Co. (the Company) for the year ended December 31, 2001 (on which we have issued our report dated February 18, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Commission's (the Commission) above-mentioned objectives. Two objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or irregularities may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Omaha, Nebraska
February 18, 2002